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International Release no. 1236 File No. 70-9669


CERTIFICATE OF NOTIFICATION

(RULE 24)

SECURITIES AND EXCHANGE COMMISSION

BY

Scottish Power plc

     In accordance with the order of the Securities and Exchange Commission dated December 6, 2000, Holding Company Act Release No. 27290(the "Order"), Scottish Power plc ("ScottishPower")hereby submits its report for the period January 1, 2001 to March 31, 2001(the "Reporting Period"). The following is a listing of the applicable reporting requirements contained in the Order (each, a "Reporting Requirement"), together with the response thereto. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meaning set forth in the Order.

In this report, a conversion ratio of 1 GBP to 1.422 USD has been used.

Reporting Requirement No. 1: The principal amount, interest rate, term, number of shares, market price per share, sales price per share (if other than market price) and aggregate proceeds, as applicable, of any securities issued by ScottishPower during the reporting period, including securities issued to dividend reinvestment plans and employee benefit plans.

     Response: No securities were issued by ScottishPower or PacifiCorp during the reporting period.


                                      Market Price/
Date   No. of ScottishPower        And Sale Price
       Ordinary                   Details per share(if     Proceeds     Proceeds
       Shares Issued               other than market)         GBP        USD


       N/A                               N/A                 N/A         N/A


No debt securities were issued by ScottishPower during the reporting period.

Reporting Requirement No. 2: The amount of guarantees issued during the reporting period by ScottishPower or PacifiCorp, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee.


         Response: No guarantees were issued by ScottishPower or PacifiCorp during the reporting period.


Reporting Requirement No. 3: ScottishPower's aggregate investment, as defined under rule 53, in EWGs and FUCOs as of the end of the reporting period in dollars and as a percentage of ScottishPower's consolidated retained earnings, and a description of EWG and FUCO investments made during the reporting period.

         Response:

A. As of March 31, 2001, ScottishPower's consolidated retained earnings calculated in accordance with U.S. GAAP was USD $3376 million.

B. ScottishPower's aggregate investment, as defined in Rule 53, in EWGs and FUCOs as of March 31, 2001 was USD $2115 million.

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C. ScottishPower's aggregate investment in EWGs and FUCOs as a percentage of its consolidated retained earnings was 63% as of March 31, 2001.

D. During the reporting period, $394.9 million of EWG and FUCO investments were made. The aggregate investment in FUCOs decreased as a result of exchange rate effects.

Reporting Requirement No. 4: The aggregate amount of securities and the aggregate amount of guarantees issued and outstanding by ScottishPower or if not exempt under the Act, by PacifiCorp since the date of the Order.

         Response:  Please see Exhibit A-1 attached hereto.


Reporting Requirement No. 5: A list of the securities issued by the Intermediate Holding Companies during the reporting period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified

         Response: None

                            Initial
Issuing      Acquiring     Principal     Interest     Term of        USD
Company       Company        Amount        Rate        Loan       at 3/31/01

NA1           N/A             N/A          N/A         N/A           N/A

NA2           N/A             N/A          N/A         N/A           N/A

NAGP          N/A             N/A          N/A         N/A           N/A


Reporting Requirement No. 6: The amount and terms of any short-term debt issued by PacifiCorp or by any PacifiCorp Subsidiary, and a list of the deposits and withdrawals by any PacifiCorp or any PacifiCorp Subsidiary from Money Pool.

         Response:

Short-Term Debt Issued by PacifiCorp
During the Reporting Period
(excluding money pool borrowings reported below)

                    Description/Terms     Amount         Maximum     Balance at
Utility Subsidiary     of Debt          Issued (USD)   Outstanding    03/31/01


PacifiCorp        Commercial Paper  $3,232,526,000   *$333,287,000  $242,965,000

*Total Amount Issued during the reporting period includes aggregate total of each overnight borrowing (average overnight trade $50,000,000 each day)and all other issues, some of which represent rollovers.

Commercial Paper issued with a rate range of 4.9375% to 6.6875%.

No Money Pool borrowings were made during the reporting period.

                               Net Amount            Net Amount
                              on Deposit           of Borrowings

PACIFICORP                          $0               $70,982,018

PACIFICORP GROUP HOLDINGS     $166,466,897           $ 2,696,008

PACIFICORP FINANCIAL SRVS           $0               $28,847,075

PACIFICORP POWER MARKETING          $0               $66,637,804

PACE                          $    387,653               $0


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PIMI                          $    112,537                     $0

PACIFICORP TRANS              $  2,195,818                     $0
                              ------------           ------------
                              $169,062,905           $169,162,905

* A list of all deposits and withdrawals during the reporting period for each company is available to the SEC staff upon request.

Reporting Requirement No. 7: The amount and terms of any nonexempt financings consummated during the period by PacifiCorp during the reporting period.

        Response:  None

Reporting Requirement No. 8: The amount and terms of any nonexempt financings consummated by any non-utility PacifiCorp Subsidiary.

         Response: None

Reporting Requirement No. 9: A table showing, as of the end of the reporting period, the dollar and percentage components of the capital structures of ScottishPower and PacifiCorp.

         Response:

For ScottishPower see Exhibits A-3 attached hereto.

For the PacifiCorp Group companies, please see Exhibit A-4 attached hereto.

Reporting Requirement 10: Copies of ScottishPower's filings on Form 20-F and semiannual reports to shareholders.

         Response:      Filed under cover of Form SE as Exhibit A-5.


SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-9669) to be signed on its behalf by the undersigned thereunto duly authorized.

SCOTTISH POWER PLC




By: /s/ David T. Nish
    ---------------------------
           David T. Nish
         Finance Director

Date:  June 28, 2001


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                                  EXHIBIT INDEX

Exhibit No.                    Description                          Page
-------------                  ------------                        -----

Exhibit A-1       Aggregate Amount of ScottishPower/           Filed herewith
                  PacifiCorp Securities Issued Since
                  December 6, 2000 and Outstanding
                  as of the End of the Reporting
                  Period

Exhibit A-2       Retained Earnings Analysis                   Filed herewith
                  of PacifiCorp

Exhibit A-3       ScottishPower                                Filed herewith
                  March 31, 2001 Rule 24
                  Capitalization Table

Exhibit A-4       Capital Structure of                         Filed herewith
                  PacifiCorp Group Companies

Exhibit A-5       Copies of ScottishPower's                    Filed under cover
                  Filing on Form 20-F and                      of Form SE
                  semiannual reports to
                  shareholders